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DODGE & COX STOCK FUND

•	Fact Sheet and Commentary dated March 31, 2008

•	Portfolio Holdings dated March 31, 2008

•	Annual Report dated December 31, 2007

•	Third Quarter Report dated September 30, 2007

•	Semi-Annual Report dated June 30, 2007

•	First Quarter Report dated March 31, 2007

DODGE & COX INTERNATIONAL STOCK FUND

•	Fact Sheet and Commentary dated March 31, 2008

•	Portfolio Holdings dated March 31, 2008

•	Annual Report dated December 31, 2007

•	Third Quarter Report dated September 30, 2007

•	Semi-Annual Report dated June 30, 2007

•	First Quarter Report dated March 31, 2007

DODGE & COX BALANCED FUND

•	Fact Sheet and Commentary dated March 31, 2008

•	Portfolio Holdings dated March 31, 2008

•	Annual Report dated December 31, 2007

•	Third Quarter Report dated September 30, 2007

•	Semi-Annual Report dated June 30, 2007

•	First Quarter Report dated March 31, 2007

DODGE & COX INCOME FUND

•	Fact Sheet and Commentary dated March 31, 2008

•	Portfolio Holdings dated March 31, 2008

•	Annual Report dated December 31, 2007

•	Third Quarter Report dated September 30, 2007

•	Semi-Annual Report dated June 30, 2007

•	First Quarter Report dated March 31, 2007

DODGE & COX FUNDS

•	Dodge & Cox Proxy Voting Policy dated February 14, 2008

•	Funds’ Proxy Report (N-PX) dated June 30, 2007

•	Dodge & Cox Investment Managers Brochure

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds' Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

Objective	•	The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.

Strategy	•	The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed income securities.

Stocks: The Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. Under normal circumstances the Fund will hold no more than 75% of its total assets in stocks.

Fixed Income Securities: Dodge & Cox constructs a diversified portfolio of primarily investment grade fixed income securities, including: U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations (CMOs) and others. To a lesser extent, the Fund may also invest in below investment-grade fixed income securities.

GENERAL INFORMATION
Net Asset Value Per Share	$72.61
Total Net Assets (billions)	$23.9
30-Day SEC Yield(a)	3.01%
2007 Expense Ratio	0.53%
2007 Portfolio Turnover Rate	27%
Fund Inception	1931

No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 22 years, and by the Fixed Income Investment Policy Committee, whose nine members’ average tenure is 18 years.

STOCK PORTFOLIO (69.2%)	Fund
Number of Stocks	82
Median Market Capitalization (billions)	$21
Price-to-Earnings Ratio(b)	12.3x
Foreign Stocks(c)	12.9%

SECTOR DIVERSIFICATION (FIVE LARGEST)
Consumer Discretionary	15.8%
Health Care	13.9
Financials	11.5
Information Technology	11.5
Energy	5.7

TEN LARGEST HOLDINGS(d)
Comcast Corp.	3.3%
Hewlett-Packard Co.	3.1
Wachovia Corp.	2.5
News Corp.	2.2
Wal-Mart Stores, Inc.	2.0
Matsushita Electric Industrial Co., Ltd. (Japan)	1.9
Sanofi-Aventis (France)	1.9
Novartis AG (Switzerland)	1.8
Time Warner, Inc.	1.8
GlaxoSmithKline PLC (United Kingdom)	1.8

ASSET ALLOCATION

FIXED INCOME PORTFOLIO (28.1%)	Fund
Number of Fixed Income Securities	301
Effective Maturity	7.0 years
Effective Duration	4.0 years

SECTOR DIVERSIFICATION
U.S. Treasury & Government Related	1.6%
Mortgage-Related Securities	11.9
Asset-Backed Securities	0.7
Corporate	13.9

CREDIT QUALITY(e)
U.S. Government & Government Related	13.5%
Aaa	1.5
Aa	2.9
A	1.7
Baa	4.5
Ba	0.6
B	2.5
Caa	0.9
Average Quality	Aa3

CORPORATE ISSUERS (FIVE LARGEST)(d)
GMAC, LLC	1.3%
Ford Motor Credit Co.	1.0
Wachovia Corp.	0.9
HCA, Inc.	0.9
Time Warner, Inc.	0.8

(a)

SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month. (b) Price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.

(c)	Foreign stocks are U.S. dollar-denominated.
(d)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(e)

Credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. In calculating average quality, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

Average Annual Total Return[1]
For periods ended March 31, 2008	1 Year	3 Years	5 Years	10 Years	20 Years
Dodge & Cox Balanced Fund	-7.92%	4.36%	10.51%	8.25%	11.44%
Combined Index	0.03	5.82	8.70	4.83	9.79

The Dodge & Cox Balanced Fund had a total return of negative 8.0% for the first quarter of 2008, compared to a negative 4.9% return for the Combined Index1 (a 60/40 blend of stocks and fixed income securities). At quarter end, the Fund’s net assets of $23.9 billion were invested in 69.2% common stocks, 28.1% fixed income securities and 2.7% cash.

FIRST QUARTER PERFORMANCE REVIEW

The first quarter of 2008 was a challenging period for equity markets, while bond markets managed to hold their overall value despite being buffeted by volatility and ongoing credit and liquidity issues. The Fund’s weak relative performance was primarily the result of a 9% higher equity weighting (at quarter end) than the Combined Index coupled with underperformance from both the equity and fixed income portfolios relative to their respective benchmarks.

EQUITY PORTFOLIO

Key detractors from performance compared to the Standard & Poor’s 500 Index (S&P 500) are listed below.

•

Weak relative returns from Health Care holdings in the portfolio, combined with a higher weighting than the S&P 500 sector, hurt performance. Health Care companies WellPoint (down 50%), UnitedHealth (down 41%) and Sanofi-Aventis (down 18%) were especially weak.

•

The portfolio’s holdings in the Information Technology sector underperformed those in the S&P 500 sector and included weak performers Motorola (down 42%), EDS (down 19%) and Computer Sciences (down 18%).

Key positive contributors to the portfolio’s relative performance are listed below.

•

A higher relative weighting in the Consumer Discretionary sector was beneficial, due to this sector’s better relative performance. Comcast (up 6%) and Matsushita Electric (up 7%) were strong performers.

•	Notable individual contributors included Wal-Mart (up 11%), Boston Scientific (up 11%) and Capital One Financial (up 5%).

FIXED INCOME PORTFOLIO

The fixed income portfolio underperformed the Lehman Brothers Aggregate Bond Index (LBAG). The following factors influenced relative results.

•

The portfolio’s significant Corporate and MBS sector overweights detracted from relative returns given the poor performance of these sectors. Corporate bonds in the banking and finance industry, along with certain lower-rated holdings, were notably poor performers.

•	The portfolio’s shorter relative duration[2] positioning detracted meaningfully from relative returns.

•	The portfolio’s income advantage benefited relative returns, as did its underweight of the Asset-Backed Securities/CMBS sector.

INVESTMENT STRATEGY

Amid the turmoil and volatility of the first quarter, we incrementally increased the Fund’s equity weighting by 3.3% and lowered the fixed income weighting by 4.9% as compared to year end 2007. Through the prism of our three-to-five year investment horizon, the severe price declines in certain sectors of the equity markets and among certain companies have created some very compelling investment opportunities.

EQUITY PORTFOLIO

The Health Care sector has underperformed the broad market for the past year. In response, we have significantly increased the Fund’s exposure to this area of the market from 15% at year end 2006 to 20% at the end of the first quarter of 2008. As always, our stock selection in Health Care is driven by intensive bottom-up, individual company fundamental analysis. This stock-by-stock selection process, in turn, determines the Fund’s sector weighting.

We continue to find good value in pharmaceutical companies; the six holdings in this area represented 13% of the equity portfolio as of quarter end. Concerns over drug patent expirations (e.g., Pfizer’s Lipitor in 2011) and regulatory factors (e.g., delays in FDA new drug approvals) have driven relative valuations down to historically low levels. Nevertheless, we are confident that drug development and technological innovation in biosciences will continue longer term. This, coupled with the creation of new consumers in the developing world, bolsters long-term earnings prospects.

As investors continue to grapple with disappointing news about credit market dislocations and the near-term U.S. economic outlook, we believe that significant investment opportunities are being created for the patient, long-term investor. We seek these opportunities in the context of a portfolio of 82 individual company holdings that is diversified across major economic and market sectors. We remain confident in the prospects for the Fund’s equity holdings despite their recent underperformance, and our team of equity portfolio managers and global industry analysts continues to work diligently on behalf of the Fund’s shareholders to implement our value-oriented investment philosophy.

FIXED INCOME PORTFOLIO

Amid the unprecedented events and volatility of the financial markets in the first quarter, we have maintained the fixed income portfolio’s overweighting of the Corporate and MBS sectors and lower overall duration versus the LBAG. Yield premiums in the Corporate sector are at near-record levels, and appear to incorporate not only the prospects for a weaker U.S. economy but a significant liquidity premium. Nevertheless, default rates among Corporate issuers have been very low, and Corporate balance sheets (outside the Finance sector) are generally healthy. In this environment of compelling relative valuations, we believe that the Fund’s Corporate holdings offer very attractive total return potential over our investment horizon.

We believe the return prospects for the fixed income portfolio’s Government Sponsored Enterprise (GSE)-guaranteed MBS holdings are also quite attractive, in no small part because today’s challenging lending environment has resulted in a relatively benign prepayment environment for many existing MBS.

While the U.S. economy has clearly slowed, U.S. Treasury valuations seem to incorporate expectations for a prolonged period of economic weakness, a significant decline in inflation, as well as a “safety premium” resulting from the market’s recent “flight to quality.” This situation has resulted in long-term “real” interest rates (10-year U.S. Treasury rate less CPI, year-over-year) that are below zero. With the significant engagement of monetary and fiscal policy levers to counter the economic fallout, and a weak U.S. dollar stimulating the export sector, we are less pessimistic about long-term prospects for the U.S. economy. Coupled with the very low levels of U.S. Treasury yields and their poor long-term total return prospects, we believe a significant underweight of the Treasury sector and defensive overall duration positioning are appropriate strategies for the fixed income portion of the Fund.

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s First Quarter Report, which will be available in May. April 2008

[1]

The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor’s 500 Index, which is a widely recognized, unmanaged index of common stock prices, and 40% of the Lehman Brothers Aggregate Bond Index, which is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Fund may, however, invest up to 75% of its total assets in stocks. The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

[2]	Duration is a measure of a bond’s price sensitivity to changes in interest rates.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Standard & Poor’s, Standard & Poor’s 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

You should carefully consider the Fund’s investment objectives, management fees, risks and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

Objective	•	The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

Strategy	•	The Fund invests in a diversified portfolio consisting primarily of high-quality bonds and other fixed income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations (CMOs) and others rated A or better by either S&P or Moody’s. To a lesser extent, the Fund may also invest in fixed income securities rated Baa/BBB, or lower, by Moody’s/S&P.

The proportions held in the various fixed income securities will be revised in light of Dodge & Cox’s appraisal of the economy, the relative yields of securities in the various market sectors, the investment prospects for issuers and other factors. In selecting securities, Dodge & Cox will consider many factors, including yield to maturity, quality, liquidity, call risk, current yield and capital appreciation potential.

GENERAL INFORMATION
Net Asset Value Per Share	$12.42
Total Net Assets (billions)	$16.1
30-Day SEC Yield(a)	5.46%
2007 Expense Ratio	0.44%
2007 Portfolio Turnover Rate	27%
Fund Inception	1989

No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Fixed Income Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 18 years, and by the Investment Policy Committee, whose 12 members’ (for fixed income decisions) average tenure is 21 years.

PORTFOLIO CHARACTERISTICS	Fund	LBAG
Number of Fixed Income Securities	476	9175
Effective Maturity (years)	5.9	7.1
Effective Duration (years)	3.7	4.4

FIVE LARGEST CORPORATE ISSUERS(c)		Fund
Ford Motor Credit Co.		2.8%
GMAC, LLC		2.7
Time Warner, Inc.		2.2
HCA, Inc.		2.1
Wachovia Corp.		1.9

CREDIT QUALITY(d)	Fund	LBAG
U.S. Government & Government Related	58.7%	71.3%
Aaa	2.5	8.3
Aa	7.2	5.1
A	5.4	8.1
Baa	12.0	7.2
Ba	1.7	0.0
B	6.0	0.0
Caa	2.1	0.0
Cash Equivalents	4.4	0.0
Average Quality	Aa2	Aa1

ASSET ALLOCATION

SECTOR DIVERSIFICATION	Fund	LBAG
U.S. Treasury & Government Related	11.6%	32.4%
Mortgage-Related Securities	47.2	39.0
Asset-Backed Securities/CMBS(b)	2.1	6.0
Corporate	34.7	19.2
Non-Corporate Yankee	0.0	3.4
Cash Equivalents	4.4	0.0

MATURITY DIVERSIFICATION	Fund	LBAG
0-1 Years to Maturity	13.6%	0.0%
1-5	50.9	42.9
5-10	25.8	45.5
10-15	1.1	3.3
15-20	0.9	2.1
20-25	5.7	2.5
25 and Over	2.0	3.7

(a)

SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month. (b) CMBS refers to commercial mortgage-backed securities, which are a component of the LBAG but not currently held by the Fund.

(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(d)

The Fund’s credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. The LBAG’s credit quality ratings are from Lehman Brothers and reference Moody’s, Standard & Poor’s and Fitch ratings. The LBAG’s methodology for calculating average credit quality differs from that used by the Fund. Applying the LBAG methodology, the Fund’s average credit quality would be Aa3. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

Average Annual Total Return[1]
For periods ended March 31, 2008	1 Year	3 Years	5 Years	10 Years
Dodge & Cox Income Fund	3.78%	4.34%	4.13%	5.91%
LBAG Index	7.67	5.48	4.58	6.04

The Dodge & Cox Income Fund had a total return of 0.6% for the first quarter of 2008, compared to 2.2% for the Lehman Brothers Aggregate Bond Index (LBAG). At quarter end, the Fund had net assets of $16.1 billion with a cash position of 4.4%.

FIRST QUARTER MARKET COMMENTARY

The deepening housing and subprime mortgage crisis spawned a challenging credit and liquidity environment during the quarter and contributed to a significant slowing of U.S. economic activity. Banks and other financial intermediaries have been particularly hard hit. In this environment, the safe and liquid U.S. Treasury sector retained its appeal, resulting in a third straight quarter of extraordinary U.S. Treasury sector returns and poor relative performance from other bond market sectors. A lack of liquidity in certain non-Treasury securities has exacerbated this situation.

The Lehman Treasury Index returned 4.4% for the quarter. The Lehman Corporate Index returned -0.2%, underperforming comparable-duration2 Treasuries by 4.9% (the worst quarterly performance in almost 20 years). The Lehman MBS (Mortgage-Backed Securities) Index returned 2.4% for the quarter, underperforming comparable-duration Treasuries by 0.8%. This poor relative performance has pushed MBS and Corporate bond yield premiums to levels last seen in 1998 and 2002, respectively.

U.S. economic activity has unquestionably slowed over the past several months. The unemployment rate has risen to 5.1% and the economy has shed an average of 77,000 non-farm jobs during each of the first three months of 2008. In addition, consumer spending measures have weakened, evidenced by reduced sales of autos and durable goods.

Nevertheless, inflation has been rising, driven by food and energy prices. Most recently it was up 4.0% (CPI, year-over-year basis) versus 2.4% one year ago. Core inflation (CPI, ex-food and energy) has also increased, most recently to 2.3%. Meaningful inflationary pressures include record-high prices for certain commodities, including oil ($ 100/barrel) and gold ($900/oz), and a dramatically weaker U.S. dollar.

FIRST QUARTER PERFORMANCE REVIEW

The Fund underperformed the LBAG by 1.6%. The following factors influenced relative results.

•

The Fund’s significant Corporate and MBS sector overweights (15% and 9% greater than the LBAG at the beginning of the quarter, respectively) detracted from relative returns given the poor performance of these sectors. Corporate bonds in the banking and finance industries were notably poor performers.

•

The Fund’s shorter relative duration positioning (largely achieved by holding shorter-duration and far fewer Treasuries than the LBAG) detracted meaningfully from relative returns as the Treasury sector return surpassed all others in the quarter.

•	Issue-specific Corporate performance hampered relative returns; notable poor performers included Kaupthing Bank, GMAC, Ford Motor Credit and Liberty Media.

•	The Fund’s income advantage benefited relative returns, as did its underweight of the poor-performing Asset-Backed Securities/ Commercial Mortgage-Backed Securities sector.

INVESTMENT STRATEGY

Amid the unprecedented events and volatility of the financial markets in the first quarter, we have maintained the Fund’s overweighting of the Corporate and MBS sectors and lower overall duration versus the LBAG. Yield premiums in the Corporate sector are at near-record levels, and appear to incorporate not only the prospects for a weaker U.S. economy but a significant liquidity premium. Nevertheless, default rates among Corporate issuers have been very low, and Corporate balance sheets (outside the Finance sector) are generally healthy. In this environment of compelling relative valuations, we believe that the Fund’s Corporate holdings offer very attractive total return potential over our investment horizon.

We believe the return prospects for the Fund’s Government Sponsored Enterprise (GSE)-guaranteed MBS holdings are also quite attractive, in no small part because today’s challenging lending environment has resulted in a relatively benign prepayment environment for many existing MBS.

While the U.S. economy has clearly slowed, U.S. Treasury valuations seem to incorporate expectations for a prolonged period of economic weakness, a significant decline in inflation, as well as a “safety premium” resulting from the market’s recent “flight to quality.” This situation has resulted in long-term “real” interest rates (10-year U.S. Treasury rate less CPI, year-over-year) that are below zero. With the significant engagement of monetary and fiscal policy levers to counter the economic fallout, and a weak U.S. dollar stimulating the export sector, we are less pessimistic about long-term prospects for the U.S. economy. Coupled with the very low levels of U.S. Treasury yields and their poor long-term total return prospects, we believe a significant underweight of the Treasury sector and defensive overall duration positioning are appropriate strategies for the Fund.

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s First Quarter Report, which will be available in May. April 2008

[1]

The LBAG is a widely-recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include interest income and, unlike Fund returns, do not reflect fees or expenses.

[2]	Duration is a measure of a bond’s price sensitivity to changes in interest rates.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Lehman Brothers® is a trademark of Lehman Brothers, Inc.

You should carefully consider the Fund’s investment objectives, management fees, risks and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call 800-621-3979. Please carefully read the prospectus before investing.

Objective	•	The Fund seeks long-term growth of principal and income.

Strategy	•	The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. The Fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market.

GENERAL INFORMATION
Net Asset Value Per Share	$41.06
Total Net Assets (billions)	$49.1
2007 Expense Ratio	0.65%
2007 Portfolio Turnover Rate	16%
30-Day SEC Yield(a)	1.79%
Fund Inception Date	2001

No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the International Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 18 years.

PORTFOLIO CHARACTERISTICS	Fund	MSCI EAFE
Number of Stocks	101	1200
Median Market Capitalization (billions)	$14	$5
Weighted Average Market Capitalization (billions)	$56	$58
Price-to-Earnings Ratio(b)	10.9x	11.1x
Countries Represented	26	21
Emerging Markets (Brazil, India, Indonesia, Israel, Mexico, South Africa, South Korea, Taiwan, Thailand, Turkey)	16.0%	0.0%

TEN LARGEST HOLDINGS(c)		Fund
Novartis AG (Switzerland)		3.0%
Schneider Electric (France)		2.6
HSBC Holdings PLC (United Kingdom)		2.5
Sanofi-Aventis (France)		2.5
Lafarge SA (France)		2.4
Mitsubishi UFJ Financial Group (Japan)		2.3
Bayer AG (Germany)		2.2
GlaxoSmithKline PLC (United Kingdom)		2.2
Matsushita Electric Industrial Co., Ltd. (Japan)		2.1
Unicredit SPA (Italy)		2.1

ASSET ALLOCATION

REGION DIVERSIFICATION	Fund	MSCI EAFE
Europe (excluding United Kingdom)	39.5%	48.5%
Japan	21.8	20.1
United Kingdom	12.5	21.6
Latin America	7.1	0.0
Pacific (excluding Japan)	6.6	9.8
United States	6.5	0.0
Africa	2.5	0.0
Middle East	0.6	0.0
Canada	0.5	0.0

SECTOR DIVERSIFICATION	Fund	MSCI EAFE
Financials	26.1%	26.4%
Consumer Discretionary	14.6	10.7
Information Technology	11.9	5.2
Materials	11.3	10.6
Industrials	9.7	12.2
Health Care	9.2	6.5
Energy	8.1	7.7
Consumer Staples	3.5	8.9
Telecommunication Services	3.1	5.8
Utilities	0.1	6.0

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

Average Annual Total Return*
For periods ended March 31, 2008	1 Year	3 Years	5 Years	Since Inception (May 1, 2001)
Dodge & Cox International Stock Fund	-5.09%	13.53%	27.27%	13.36%
MSCI EAFE Index	-2.70	13.32	21.40	8.27

The Dodge & Cox International Stock Fund had a total return of negative 10.8% for the first quarter of 2008, compared to negative 8.9% for the Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) benchmark. At quarter end, the Fund had net assets of $49.1 billion with a cash position of 2.4%.

FIRST QUARTER PERFORMANCE REVIEW

The quarter was characterized by negative investment performance across nearly every sector, industry and region. In the midst of market turmoil, the Fund underperformed the MSCI EAFE by 1.9%. Key detractors from relative performance are listed below.

•

Weak returns from the Fund’s holdings in the Information Technology sector (down 22% compared to down 14% for the MSCI EAFE sector) hurt performance, especially in the Communications Equipment and Semiconductor industries. Selected detractors included Nortel Networks (down 56%), Motorola (down 42%) and Infineon Technologies (down 40%).

•

The Fund’s overweight position and selection of holdings in the Pharmaceuticals industry detracted from results. Selected weak performers included Sanofi-Aventis (down 18%) and GlaxoSmithKline (down 15%).

•	Selected investments in South Africa and Turkey hurt the Fund’s performance, specifically, Naspers (down 27%), Standard Bank Group (down 26%) and Haci Omer Sabanci Holdings (down 43%).

The following factors were key positive contributors to the Fund’s relative performance.

•

The Fund’s holdings in the Financials sector (down 8%) helped relative performance in comparison to the MSCI EAFE sector (down 11%). Selected positive contributors included Bangkok Bank (up 24%), Swiss Reinsurance (up 23%), Kasikornbank (up 12%), Swiss Life (up 12%) and Millea Holdings (up 10%).

•

The Fund’s Japanese investments were down 6% compared to the MSCI EAFE’s Japanese holdings, which were down 8%. Strong performers included Seiko Epson (up 25%), Mediceo Paltac (up 23%) and Toto (up 20%).

For the first quarter, the Fund’s active hedging of the Euro and British Pound Sterling decreased performance by 0.4%. However, U.S. Dollar depreciation had an overall positive effect on the Fund’s performance.

INVESTMENT STRATEGY

We continually evaluate the factors that we believe drive long-term investment performance: valuation, management, the strength of a company’s business and growth prospects.

Equity markets were down across the globe and in almost all sectors over the past quarter. Two of the Fund’s holdings—Nortel Networks and Qimonda—were down 56% and 40%, respectively, during the quarter. In the face of these declines, we think our actions are indicative of our investment approach.

Our original investment thesis in Nortel Networks, a Canadian telecom equipment manufacturer, remains intact. Nortel is in the midst of a multi-year restructuring program, is well financed, and boasts a strong, capable management team. As the company’s stock price and valuation declined, we added to the Fund’s position.

In contrast, our investment thesis in Qimonda, a German manufacturer of semiconductor memory chips, has changed since we initially invested in the company last year. Current industry dynamics have reduced the future earnings power of the business. Although our original investment thesis has changed, a stock price decline has fully incorporated this, and we believe that Qimonda is still attractive at its lower price. The Fund continues to hold shares in the company. We do not automatically buy or sell a stock because of a price decline. Instead, we ask ourselves: would we buy it today given what we know?

Our team of global industry analysts continues to research opportunities in many areas of the market. Of particular interest are companies trading at historically low valuations (with correspondingly low expectations), and companies with significant competitive advantages and attractive growth prospects that were previously out of reach due to expensive valuations.

Although predicting the short-term direction of financial markets is impossible, decades of experience have taught us that periods of uncertainty often present some of the best long-term investment opportunities. We believe our long-term investment approach—based on a three-to-five year time frame and a thorough understanding of a company’s fundamentals in relation to its valuation—is critical in navigating the current uncertain market environment. We encourage you to take a similar long-term view of investing.

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s First Quarter Report, which will be available in May.

April 2008

*	The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is an unmanaged index of the world’s stock markets, excluding the United States. Index returns include dividends and/or interest income but, unlike Fund returns, do not reflect fees or expenses. Expense reimbursements were paid by Dodge & Cox from the Fund’s inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Morgan Stanley®, Morgan Stanley Capital International, and EAFE® are trademarks of Morgan Stanley.

You should carefully consider the Fund’s investment objectives, management fees, risks and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. These and other risk considerations are discussed in the Fund’s prospectus. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call 800-621-3979. Please carefully read the prospectus before investing.

Objective	• The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

Strategy

•   The Fund invests primarily in a broadly diversified portfolio of common stocks. In selecting investments, the Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

GENERAL INFORMATION
Net Asset Value Per Share	$117.10
Total Net Assets (billions)	$54.6
2007 Expense Ratio	0.52%
2007 Portfolio Turnover Rate	27%
30-Day SEC Yield(a)	1.64%
Fund Inception	1965

No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 22 years.

PORTFOLIO CHARACTERISTICS	Fund	S&P 500
Number of Stocks	82	500
Median Market Capitalization (billions)	$21	$11
Weighted Average Market Capitalization (billions)	$68	$98
Price-to-Earnings Ratio(b)	12.4x	16.5x
Foreign Stocks(c)	18.2%	0.0%

TEN LARGEST HOLDINGS(d)	Fund
Comcast Corp.	4.9%
Hewlett-Packard Co.	4.5
Wachovia Corp.	3.4
News Corp.	3.2
Wal-Mart Stores, Inc.	3.0
Novartis AG (Switzerland)	2.8
Matsushita Electric Industrial Co., Ltd. (Japan)	2.8
Sanofi-Aventis (France)	2.7
Time Warner, Inc.	2.6
Sony Corp. (Japan)	2.5

ASSET ALLOCATION

SECTOR DIVERSIFICATION	Fund	S&P 500
Consumer Discretionary	22.7%	8.6%
Health Care	19.9	11.7
Information Technology	16.5	15.7
Financials	15.8	16.8
Energy	8.3	13.3
Industrials	6.0	12.2
Materials	3.9	3.6
Consumer Staples	3.5	11.1
Telecommunication Services	1.2	3.4
Utilities	0.0	3.6

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.
(d)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

Average Annual Total Return*
For periods ended March 31, 2008	1 Year	3 Years	5 Years	10 Years	20 Years
Dodge & Cox Stock Fund	-13.31%	4.53%	13.74%	9.01%	13.18%
S&P 500 Index	-5.07	5.85	11.32	3.51	10.95

In a quite challenging period for equity markets, the Dodge & Cox Stock Fund had a total return of negative 11.9% for the first quarter of 2008, compared to a negative 9.4% return for the Standard & Poor’s 500 Index (S&P 500). At quarter end, the Fund had net assets of $54.6 billion with a cash position of 2.2%.

FIRST QUARTER PERFORMANCE REVIEW

The Fund lagged the S&P 500 Index by 2.5% for the first quarter. Key detractors from relative performance are listed below.

•

Weak relative returns from Health Care holdings in the Fund, combined with a higher weighting than the S&P 500 sector (20% versus 12% at quarter end), hurt performance. The Fund’s holdings were down 15% in the aggregate compared to a 12% decline for the S&P 500’s sector. WellPoint (down 50%), UnitedHealth (down 41%) and Sanofi-Aventis (down 18%) were especially weak.

•

The Fund’s holdings in the Information Technology sector underperformed those in the S&P 500 sector (down 18% versus down 15%). Weak performers included Motorola (down 42%) and IT services companies EDS (down 19%) and Computer Sciences (down 18%).

•

While underweighted in the Financials sector, the Fund’s aggregate holdings had weaker relative returns (down 17% versus down 14%). Wachovia (down 28%), Citigroup (down 26%) and AIG (down 25%) were notably weak performers.

•	Among individual detractors, Sprint Nextel (down 49%) was particularly weak. Sony (down 26%) and Time Warner (down 15%) also detracted.

The following factors were key positive contributors to the Fund’s relative performance.

•

A higher relative weighting in the Consumer Discretionary sector was beneficial (23% versus 9% at quarter end), due to this sector’s better relative performance. Comcast (up 6%) and Matsushita Electric (up 7%) were strong performers.

•	Notable individual contributors included Wal-Mart (up 11%), Boston Scientific (up 11%) and Capital One Financial (up 5%).

INVESTMENT STRATEGY

The Health Care sector has underperformed the broad market for the past year. In response, we have significantly increased the Fund’s exposure to this area of the market from 15% at year end 2006 to 20% at the end of the first quarter of 2008. As always, our stock selection in Health Care is driven by intensive bottom-up, individual company fundamental analysis. This stock-by-stock selection process, in turn, determines the Fund’s sector weighting.

We continue to find good value in pharmaceutical companies; the six holdings in this area represented 13% of the Fund as of quarter end. Concerns over drug patent expirations (e.g., Pfizer’s Lipitor in 2011) and regulatory factors (e.g., delays in FDA new drug approvals) have driven relative valuations down to historically low levels. Nevertheless, we are confident that drug development and technological innovation in biosciences will continue longer term. This, coupled with the creation of new consumers in the developing world, bolsters long-term earnings prospects.

As investors continue to grapple with disappointing news about credit market dislocations and the near-term U.S. economic outlook, we believe that significant investment opportunities are being created for the patient, long-term investor. We seek these opportunities in the context of a portfolio of 82 individual company holdings that is diversified across major economic and market sectors. We remain confident in the Fund’s prospects despite its recent underperformance and our team of portfolio managers and global industry analysts continues to work diligently on behalf of the Fund’s shareholders to implement our value-oriented investment philosophy.

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s First Quarter Report, which will be available in May.

April 2008

*	The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor’s 500 Index (S&P 500 Index) is a widely recognized, unmanaged index of common stock prices. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Standard & Poor’s, Standard & Poor’s 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

You should carefully consider the Fund’s investment objectives, management fees, risks and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call 800-621-3979. Please carefully read the prospectus before investing.